EXHIBIT 99.3

Media Release 2 September 2022 Sydney, Australia 1 September 2022 Chicago, USA

James Hardie Industries Announces CEO Appointment
Mr Aaron Erter appointed Chief Executive Officer

James Hardie Industries plc (ASX: JHX; NYSE: JHX), a world leader in fiber cement home siding and exterior design solutions, is pleased to announce the appointment of Mr Aaron Erter as Chief Executive Officer, effective immediately.
Mr Erter joins James Hardie from a distinguished leadership career in large global and North American industrial, consumer and manufacturing businesses.
Commenting on the appointment of Aaron Erter, Chairman Mike Hammes said, “A comprehensive search conducted by global executive recruitment firm Heidrick & Struggles identified a number of outstanding candidates. Following a thorough evaluation process, the Board concluded that Aaron’s combination of experience, capabilities and leadership attributes was the ideal fit to lead James Hardie.
“Aaron is an exceptional leader and we’re excited for him to join James Hardie. Aaron has more than two decades of experience leading large and complex industrial and consumer businesses, including various global leadership roles at Sherwin Williams, as well as the last two years as the CEO of PLZ Corporation. Aaron brings a wealth of experience and passion to James Hardie and will be supported by our highly capable leadership team.
“James Hardie is a high-performance global company that has built its presence and reputation over many years through fast-paced and results oriented work. The Board is confident that Aaron has the right mix of attributes to continue the considerable growth ambitions of the business while strengthening our culture as the business evolves and expands.”
Deputy Chairperson and Chair-elect, Ms Anne Lloyd said, “Aaron is a leader of exceptional caliber and joins James Hardie at a pivotal time in our history; we are in a strong financial position, we have the right foundational strategy, and we have an excellent core leadership team. Aaron brings experience leading global teams and the ability to execute strategies that combine innovation, marketing to the homeowner and penetrating new and existing markets and segments. Aaron has proven capability and extensive experience in understanding the consumers’ needs, commercializing the right innovative products to meet those needs, and driving growth through the right consumer marketing.
“I am pleased to welcome Aaron to James Hardie as I transition into the Chairperson role in November. It is an energizing period for the organization as we continue to drive profitable growth globally.”
Commenting on his appointment, Mr Erter said, “I have long admired James Hardie and the chance to join a business of this quality, with a world class team, is a tremendous opportunity. I have been fortunate to work for some world-class organizations in my career, and I am confident that my experience and expertise align with what James Hardie needs in a leader. I am passionate about joining a global industry leader that is committed to progress, innovation and building a brighter future.
“James Hardie is in a solid financial position to execute upon a well-rooted growth strategy. There is a high-performance culture focused on creating a positive impact in the communities we serve. The relentless pursuit of providing solutions to the trade and offering materials that help beautify and protect homes will continue to grow under my leadership. These are qualities that have built the business into the leader it is today and will be our guiding principles as we move forward.

Media Release: James Hardie Industries Announces CEO Appointment	1

Media Release 2 September 2022 Sydney, Australia 1 September 2022 Chicago, USA

“I am joining a dynamic and supportive Board and executive team that align with my values of integrity, accountability, and transparency. We are all committed to building a better James Hardie together.”
Mr. Erter will be based out of the company’s Chicago, Illinois, USA office.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by the Board of Directors.

END

Australian Media Enquiries: Jack Gordon Citadel-Magnus Telephone: +61 478 060 362 Email: jgordon@citadelmagnus.com	Investor/Analyst Enquiries: James Brennan-Chong Director of Investor Relations and Market Intelligence Telephone: +61 2 9638 9205 Email: media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Industries Announces CEO Appointment	2

Media Release 2 September 2022 Sydney, Australia 1 September 2022 Chicago, USA

Aaron Erter biography

Mr Erter is a highly experienced executive, with deep experience in leading large enterprises in the consumer and industrial sectors.
Mr Erter most recently served as Chief Executive Officer of PLZ Corp, a leader of specialty liquid and aerosol manufacturing. Headquartered outside of Chicago, Illinois, USA, with over 2,500 employees throughout North America. Mr Erter was CEO from November 2020 to August 2022.
From 2017 to 2020, Mr Erter held multiple executive leadership roles at Sherwin Williams, the world leader in paints and coatings. While at Sherwin Williams, Mr Erter was Global President of the Consumer Brands Group and Global President of the Performance Coatings Group.
Before joining Sherwin Williams, Mr Erter held various leadership roles at Valspar, including SVP and General Manager of the North America Consumer Division. Prior to Valspar, Mr Erter held various leadership roles at Stanley Black and Decker.
Mr Erter earned a Bachelor of Economics from The Wharton School at The University of Pennsylvania and MBA at The University of Notre Dame – Mendoza College of Business.

Media Release: James Hardie Industries Announces CEO Appointment	3

Media Release 2 September 2022 Sydney, Australia 1 September 2022 Chicago, USA

Summary of Material Terms of Employment with Aaron Erter

Name	Aaron Erter
Position	Chief Executive Officer and Executive Director of James Hardie Industries plc and President of James Hardie Building Products Inc.
Commencement Date Term	September 1, 2022 in Chicago, Illinois, USA. Mr. Erter’s contract is not for a fixed term and may be terminated at any time by either party.
Base Salary	USD$1,000,000 per year, subject to annual review for increase in the discretion of the Remuneration Committee.
Short Term Incentive (STI)	Mr. Erter shall be eligible for an annual incentive award based on the achievement of James Hardie and individual performance goals determined, and subject to change, by the Remuneration Committee in its discretion. For the fiscal year ending March 31, 2023, the target annual incentive will be the weighted average of target annual incentive opportunities for the various roles that Mr. Erter has held or will hold during this year. For subsequent fiscal years, the target annual incentive award will be at least equal to 120% of Mr. Erter’s base salary for that year.
Long Term Incentive (LTI)
Mr. Erter shall be eligible to participate in James Hardie’s LTI plan on terms determined by the Remuneration Committee. Program design, including performance measures and weighting, shall be determined by the Remuneration Committee in its discretion, generally on an annual basis. Subject to approval of the Remuneration Committee and any shareholder approval required under applicable law or exchange listing requirements, Mr. Erter would receive (i) a buyout stock option grant having a fixed value of $2,000,000 issued pursuant to the terms set forth under the 2001 LTI Plan following shareholder approval at the 2022 AGM; (ii) an initial LTI award of RSUs having a target value as of the grant date of $5,000,000 issued pursuant to the terms set forth under the 2006 LTI Plan following shareholder approval at the 2022 AGM where required; and (iii) future annual LTI grants of RSUs commencing with the FY2024 LTI grant having a target value as of the grant date of $5,000,000 issued pursuant to the terms set forth under the 2006 LTI Plan following shareholder approval at each year’s AGM where required;, in accordance with the same methodology and design and on the same terms and conditions (including the same vesting and testing dates) set out in the FY2022 and FY2023 LTI Plan paper approved by the RC and the Board at the May 2021 and May 2022 meetings, respectively.

Benefits/ Perquisites	Mr. Erter shall be eligible for an annual incentive award based on the achievement of James Hardie and individual performance goals determined, and subject to change, by the Remuneration Committee in its discretion. For the fiscal year ending March 31, 2023, the target annual incentive will be the weighted average of target annual incentive opportunities for the various roles that Mr. Erter has held or will hold during this year. For subsequent fiscal years, the target annual incentive award will be at least equal to 120% of Mr. Erter’s base salary for that year.
Reimbursement of Expenses	The Company will make payments in an amount that shall not exceed $1,100,168.13 to (a) satisfy amounts Mr. Erter owes his former employer in respect of relocation expenses and (b) place Mr. Erter in the same after-tax financial position that he would have been in if the payment provided under (a) had not been made by the Company.
Termination Provisions
In the event that Mr. Erter’s employment is terminated by James Hardie for any reason other than for “Cause”, or if Mr. Erter voluntarily terminates his employment for “Good Reason”, in addition to those benefits that what would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Mr. Erter will be entitled to receive the following benefits:
•An aggregate amount equal to the sum of (i) two times Mr. Erter’s base salary plus (ii) two times Mr. Erter’s target annual incentive, payable in substantially equal periodic installments over the two-year period following the date of termination;
•An amount, if any, with respect to the annual cash incentive award opportunity for the fiscal year in which termination of employment occurs, as determined under the terms and conditions of annual incentive program(s) then in-effect;
•All outstanding equity awards will be subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); provided, however, that the Buyout Grant shall vest in full and become exercisable to the extent unvested;
•Monthly payments for a period of up to 24 months following the date of termination equal to the premium Mr. Erter would be required to pay for continuation coverage under James Hardie’s health benefit plans; and
•James Hardie will provide Mr. Erter with up to $50,000 in professional outplacement services for a period of up to 24 months following the date of termination.

Media Release: James Hardie Industries Announces CEO Appointment	4